

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2015

Via E-Mail
Karl Hoshor
Chief Executive Officer
TeleHealthCare, Inc.
20111 Greeley Rd.
Lake Mathews, CA 92570

>   **Re: TeleHealthCare, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed February 6, 2015**
>   **File No. 333-201391**

Dear Mr. Hoshor:

    We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, prior comments refer to those in our letter dated February 4, 2015.

General

1.   We note your response to prior comment 1 and continue to believe that you are a shell company as defined in Rule 405. The definition of a shell company does not turn on the company's active pursuit of a business plan, but rather on the scope of its business operations and assets. You have not persuaded us that you have more than nominal operations. In this regard, we note that significant steps remain to be taken to develop your proposed product. Please revise your disclosure to state that you are a shell company, and provide appropriate risk factor disclosure. Alternatively, in your response letter, provide a more detailed analysis to support your claim that your business operations are more than nominal. For example, provide us with a detailed breakdown of the transactions that led to the $32,433 in expenses you incurred during the three months ended December 31, 2014. The portion of these expenses that was operational and the nature of the activities the expenses funded are unclear.

Prospectus Summary

About TeleHealthCare, Inc., page 5

2.   We have considered your response to prior comment 5 and the revised disclosure on page 29. Please revise the disclosure here and on page 25 to state that you have completed the

initial BETA version of your CarePanda platform and describe what needs to be done, and the expected timeframe, to create a market ready version of the platform.

3.   We note your response to prior comment 6. Please make corresponding revisions on page 39.

Risk Factors

Risks Related to the Business

TeleHealthCare has minimal financial resources…, page 8

4.   We have reviewed your response to prior comment 7. Please revise to disclose here and in the Management's Discussion section the minimum additional capital necessary to fund your operations for a 12-month period.

There are significant potential conflicts of interest, page 10

5.   We have considered your response to prior comment 8 and the revised disclosure on page 10. Please revise to briefly describe the manner in which your management will resolve the types of conflicts of interest you describe in this risk factor.

Description of Business

Business Model & Market Opportunities, page 28

6.   We note your response to prior comment 11. Please revise to remove the references to Apria, Lincare, CVS and Wal-Mart from this page or advise.

Management's Discussion and Analysis or Plan of Operation

For the three months ended December 31, 2014 and 2013, page 40

7.   We note your response to prior comment 13. Please revise your prospectus summary and business disclosure to discuss your development of a private label portal and the terms of your relationship with your customer, or advise why such disclosure is not appropriate. In this regard, tell us whether you are still performing services for the customer and, if so, whether they are being performed pursuant to a written agreement. To the extent services are being performed pursuant to a written agreement please provide us with an analysis as to whether the agreement is required to be filed as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Principal Shareholders, page 48

8.   Please advise why Mass Depth, Inc., Verdad Telecom, Inc. and MD Capital Advisors, Inc. do not appear in the beneficial ownership table in this section. In this regard, we note that disclosure on page 72 states that the company issued 5,000,000 shares to Mass Depth and Verdad Telecom on December 10, 2012 and 2,500,000 shares to MD Capital Advisors on June 17, 2014.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, me at (202) 551-3456, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                Sincerely,

                                                /s/ Matthew Crispino

                                                Matthew Crispino
                                                Staff Attorney

cc: Via-Email
        Eric Stoppenhagen, Esq.
        Law Offices of Eric Stoppenhagen